December 31, 2013

Mara L. Ransom
Daniel Leslie
Lilyanna Peyser
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	808 Renewable Energy Corporation Amendment No. 5 to Registration Statement on Form S-1 Filed November 12, 2013 File No. 333-184319

Ladies and Gentlemen:

We are counsel to 808 Renewable Energy Corporation, a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised Amendment No. 5 to the Registration Statement on Form S-1 filed November 12, 2013 (file No. 333-184319) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated November 20, 2013. Set forth below are each of the staff’s comments (in bold) to Amendment No. 5 to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which contains the revisions made to Amendment No. 5 to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 6 marked to show all changes is attached hereto for your convenience.

Securities and Exchange Commission
December 31, 2013

General

1. Please update the interim financial statements and notes, as well any related interim financial information within the registration statement as required by Rule 8-08 of Regulation S-X.

The Company has updated the financial statements and notes thereto as required by Rule 8-08 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

2. We note your response to comment 2 in our letter dated November 11, 2013 as well as the revisions to your disclosure. If material, please provide similar additional disclosures for each metric you provide in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has determined that such additional disclosure is not material.

Exhibit 23.1

3. Please request your independent auditor to revise the scope of the audit work referenced in the consent filed as exhibit 23.1 to align with the audit report included in your registration statement.

The independent auditor has revised its consent filed as Exhibit 23.1 to align with its audit report included in the registration statements.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement. The Company also acknowledges your requirements with respect to a request for acceleration.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 6.

Thank you.

Very truly yours,

/ s / Christopher A. Wilson

Christopher A. Wilson, Esq.

Attachment